Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstar.com

Senstar Technologies Corporation

Reports Third Quarter 2026 Financial Results

U.S. market returns to growth with 23% revenue increase, EMEA and APAC each grew 50%

Ottawa, Ontario, November 06, 2026 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and nine months ended September 30, 2026. Management will hold an investors' conference call later today (at 9 a.m. Eastern Time) to discuss the results.

Third Quarter 2026 Business Summary:

(Third quarter 2026 results for the three months ended September 30, 2026, compared to the comparable three-month period of 2025, except as otherwise noted.)

•	Revenue increases 37% year-over-year to a record of $13.1 million; LiDAR sales more than double versus the year ago period.

•	U.S. GAAP Net income of $1.5 million compared to net income of $1.0 million in the third quarter of last year, driven by revenue growth and diligent investments in innovative security solutions.

•	Adjusted EBITDA reached $2.1 million, outpacing revenue growth with a 55% year-over-year increase.

•	Cash and short-term bank deposits balance of $8.4 million, excluding restricted cash of $0.1 million, and the Company had no debt as of September 30, 2026, compared with $22.5 million cash balance as of December 31, 2025.

Mr. Fabien Haubert, Chief Executive Officer of Senstar Technologies, stated, “Our strategic focus on scalable deployments, structural revenue conversion and the full integration of Blickfeld drove accelerated revenue growth in the third quarter. Sustained customer demand and the strength of our offering position us well for continued growth. The quarter was a record for Senstar, with revenue rising 37% supported by holistic growth across our core verticals and geographic markets. The U.S. market returned to growth with revenue up 23% following a slow start to the year as U.S. government spending returned to pre-shutdown levels, EMEA and APAC each grew 50%, LiDAR sales expanded rapidly, and our profitability continues to advance. This broad-based performance reflects the customer demand and favorable market trends in the critical and non-critical infrastructure security markets we target, driven in part by LiDAR and fiber demand, and the successful execution of our business development efforts to deepen existing customer relationships and win new customers.”

Mr. Haubert continued, “Blickfeld has become a key competitive differentiator for Senstar, with LiDAR sales more than doubling year-over-year and Blickfeld delivering its second consecutive quarter of EBITDA profitability. Blickfeld’s successful integration into Senstar’s infrastructure is accelerating growth and broadening our reach across security and non-security offerings, opening verticals we did not previously address and significantly expanding our addressable market within the ones we already serve. Our pipeline is quickly expanding with multiple demonstrations and proof-of-concept projects underway worldwide. This far-reaching growth reflects the strength of our customer relationships, global team, and differentiated technology portfolio. With expanding opportunities across our core verticals and markets, the LiDAR market’s notable growth trajectory, and advanced portfolio of innovative solutions, we believe Senstar is well positioned to pursue further growth.”

Third Quarter 2026 Financial Results Summary

Revenue for the third quarter of 2026 was $13.1 million, an increase of 37% compared with $9.5 million in the third quarter of 2025. Third quarter gross profit was $8.7 million, or 66.3% gross margin, compared with $6.4 million, or 67.3% of revenue, in the year-ago quarter. The variation in gross margin was primarily due to product mix.

Operating expenses were $6.8 million, an increase of 29% compared to the prior year's third quarter operating expenses of $5.2 million. Of the $1.5 million increase, approximately $1.3 million related to the integration of Blickfeld, and the remaining $0.2 million reflected a bad debt reserve related to a specific customer receivable. Excluding these items, operating expenses were essentially flat year over year, reflecting the Company’s continued focus on disciplined cost management to support sustainable long-term growth.

Third quarter of 2026 operating income of $1.9 million compares to operating income of $1.1 million in the year-ago period. The increase is primarily attributable to revenue growth and higher contribution of LiDAR sales.

Financial loss was $126,000 for the third quarter of 2026, compared with financial income of $282,000 in the third quarter last year.

Net income in the third quarter of 2026 was $1.5 million, or $0.07 per share, compared to net income of $1.0 million, or $0.04 per share in the third quarter of last year.

Adjusted EBITDA for the third quarter of 2026 was $2.1 million versus $1.3 million in the third quarter of 2025.

Cash and cash equivalents and short-term bank deposits of $8.4 million, or $0.36 per share as of September 30, 2026, excluding restricted cash of $0.1 million, compared with $22.5 million, or $0.96 per share, at December 31, 2025.

The purchase accounting for the Blickfeld acquisition remains preliminary while the Company completes the valuation of acquired inventory, fixed assets and identifiable intangible assets. The resulting allocation may affect cost of sales, depreciation and amortization, and reported results. The Company is assessing the amounts and timing of those effects, including the impact, if any, on previously reported periods.

The measure previously referred to as EBITDA is now labeled Adjusted EBITDA. The revised label and separate presentation of foreign-exchange adjustments do not change the previously reported amounts. Adjusted EBITDA is a non-GAAP financial measure calculated by adjusting net income for net financial income or expense, including foreign-exchange gains and losses, income taxes, depreciation and amortization.

Adjusted EBITDA is a supplemental measure and should not be considered in isolation or as a substitute for net income or other measures prepared in accordance with U.S. GAAP. Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. A reconciliation of Adjusted EBITDA to net income is provided in the tables below.

Earnings Conference Call Information:

The Company will host a conference call later today, November 06, 2026. The call will begin promptly at 9:00 a.m. Eastern Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13762790.

Participant Dial-in Numbers:

Toll Free: 1-877-407-9716

Toll/International: 1-201-493-6779

The conference call will also be available via a live webcast at:

https://viavid.webcasts.com/starthere.jsp?ei=1777045&tp_key=698e2ce154

Replay Dial-in Numbers:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13762790

About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Corbin Woodhull,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Corbin@HaydenIR.com
+1-602-476-1821

– Tables follow –

SENSTAR TECHNOLOGIES CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	% change	2026	2025	% change
Revenue	13,058	9,500	37	31,589	27,602	14
Cost of revenue	4,398	3,108	42	11,372	9,157	24

Gross profit	8,660	6,392	35	20,217	18,445	10
Operating expenses:
Research and development, net	1,422	812	75	3,858	2,612	48
Selling and marketing	3,105	2,335	33	8,462	7,052	20
General and administrative	2,228	2,097	6	6,252	5,613	11
Total operating expenses	6,755	5,244	29	18,573	15,277	22

Operating income (loss)	1,904	1,148		1,644	3,168
Financial income (expenses), net	(126)	282		(114)	221

Income (loss) before income taxes	1,778	1,430		1,530	3,389

Taxes on income (tax benefits)	249	424		481	140

Net income (loss)	1,528	1,006		1,049	3,249

Basic and diluted net income (loss) per share	$0.07	$0.04		$0.04	$0.14

Weighted average number of shares used in computing basic net income (loss) per share	23,331,653	23,331,653		23,331,653	23,328,851

Weighted average number of shares used in computing diluted net income (loss) per share	23,331,653	23,545,277		23,368,707	23,405,510

SENSTAR TECHNOLOGIES CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS METRICS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026%	2025%	2026%	2025%

Gross margin	66.3	67.3	64.0	66.8
Research and development, net as a % of revenues	10.9	8.5	12.2	9.5
Selling and marketing as a % of revenues	23.8	24.6	26.8	25.5
General and administrative as a % of revenues	17.1	22.1	19.8	20.3
Operating margin	14.6	12.1	5.2	11.5
Net margin	11.7	10.6	3.3	11.8

SENSTAR TECHNOLOGIES CORPORATION

RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME (LOSS)

PREPARED IN ACCORDANCE WITH U.S. GAAP

(All numbers expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

U.S. GAAP net income (loss)	1,528	1,006	1,049	3,249
Add: Financial expense, net	21	-	5	-
Less: Financial income, net	-	(98)	-	(193)
Add: Foreign Exchange Losses	105	-	109	-
Less: Foreign Exchange Gains	-	(184)	-	(28)
Add: Taxes on income	249	424	481	140
Less: Tax benefits	-	-	-	-
Add: Depreciation and amortization	149	174	557	500
ADJUSTED EBITDA	2,052	1,322	2,201	3,668

SENSTAR TECHNOLOGIES CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2026	2025
CURRENT ASSETS:
Cash and cash equivalents	$8,295	$22,341
Short-term bank deposits	122	127
Restricted cash and deposits	109	6
Trade receivables, net	13,340	9,840
Unbilled accounts receivable	140	219
Other accounts receivable and prepaid expenses	2,689	2,710
Inventories	7,547	5,591

Total current assets	32,242	40,834

Long term ASSETS:

Deferred tax assets	313	671
Operating lease right-of-use assets	488	549

Total long-term assets	801	1,220

PROPERTY AND EQUIPMENT, NET	2,505	1,622

INTANGIBLE ASSETS AND GOODWILL	19,261	10,991

Total assets	$54,809	$54,668

SENSTAR TECHNOLOGIES CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2026	2025
CURRENT LIABILITIES:

Trade payables	$2,030	$1,889
Deferred revenues and customer advances	2,648	2,884
Other accounts payable and accrued expenses	3,805	3,993
Short-term operating lease liabilities	372	269

Total current liabilities	8,855	9,035

LONG-TERM LIABILITIES:
Deferred revenues	1,535	1,510
Deferred tax liabilities	560	580
Long-term operating lease liabilities	119	289
Other long-term liabilities	168	38

Total long-term liabilities	2,382	2,417

SHAREHOLDERS' EQUITY
Share Capital: Common shares - 39,748,000 shares authorized -
No par value, 23,331,653 shares issued and outstanding at September 30, 2026 and at December 31, 2025	-	-
Additional paid-in capital	38,220	38,005
Accumulated other comprehensive income (loss)	(538)	(507)
Foreign currency translation adjustments (stand-alone financial statements)	8,788	9,664
Accumulated deficit	(2,898)	(3,946)

TOTAL SHAREHOLDERS' EQUITY	43,572	43,216

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$54,809	$54,668